UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 20 6
(CUSIP Number)

Nanominerals Corp.
Charles Ager
3500 Lakeside Court, Suite 206
Reno, NV 89509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 20 6

1.	Names of Reporting Persons Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 41,150,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 41,150,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,150,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 27.4%

14.	Type of Reporting Person (See Instructions): CO

This Schedule 13D/A (Amendment No. 3) is being filed by NANOMINERALS CORP. (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of IRELAND INC. (the “Issuer”) having its principal executive offices located at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

This Schedule 13D/A (Amendment No. 3) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 12, 2008, as amended June 13, 2014 and August 21, 2014. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Nanominerals Corp.	Common Stock	41,150,000(2)	27.4%
Charles A. Ager	Common Stock	43,550,000(2)	29.0%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of September 30, 2014 there were 149,322,875 shares of common stock issued and outstanding.

(2)

The shares listed as beneficially owned by Nanominerals and Dr. Ager includes 1,000,000 shares issuable upon the exercise of Special Warrants held directly by Nanominerals and upon the further exercise of warrants issuable upon exercise of the Special Warrants. Each Special Warrant may be converted, at no additional cost, on a 1:1 basis, into units consisting of one share of the Issuer’s Common Stock and one warrant to purchase one additional share of common stock at $0.40 per share, expiring March 29, 2019. Alternatively, if the Issuer completes a subsequent sale of shares of its common stock, other securities convertible into common stock, or any combination thereof, the holder may, within one month thereafter, convert the Special Warrants into that number of shares of common stock and securities convertible into common stock that the holder would have been entitled to receive had it participated in such subsequent offering for a subscription price equal to the subscription price paid for the Special Warrants. The Special Warrants expire on the earlier of (i) March 31, 2015; and (ii) one month after the Issuer completes subsequent offerings of common stock or other securities convertible into common stock for total proceeds of $7,000,000 or more. If the Special Warrants are not earlier exercised or converted, they will be automatically converted into Special Warrant Units immediately prior to expiration. The sole officer and director of Nanominerals is Dr. Charles A. Ager. As such, Dr. Ager has voting and dispositive power over the 41,150,000 shares of our common stock listed as beneficially owned by Nanominerals and we have listed those shares as being indirectly beneficially owned by him. Individually, Dr. Ager owns 2,100,000 shares of our common stock. Also included in the number of shares listed as being indirectly beneficially owned by Dr. Ager are 300,000 shares of our common stock owned by Dr. Ager’s wife. The shares owned by Dr. Ager and Mrs. Ager have not been included in the shares beneficially owned by Nanominerals.

(b)	Power to Vote and Dispose of the Issuer Shares:

Nanominerals has sole dispositive and voting power with respect to the shares of the Issuer’s common stock held by Nanominerals. Dr. Ager is the sole director and officer of Nanominerals. No other person has the power to direct the voting or disposition of the shares held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

On August 15, 2014, Nanominerals purchased 1,333,333 Issuer Units at a price of $0.25 per Issuer Unit. Each Issuer Unit consists of one share of the Issuer’s common stock and one warrant to purchase an additional share of the Issuer’s common stock at an exercise price of $0.45 per share, expiring March 29, 2019.

On September 30, 2014, Nanominerals sold 1,333,333 Issuer Units in a privately negotiated transaction at a price of $0.14 per Issuer Unit.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2014
Date

/s/ Charles A. Ager
Signature

Charles A. Ager
President
Nanominerals Corp.
Name/Title